March 31, 2009
Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Health Care Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549
Mail Stop 3561
Re:	The Talbots, Inc. Form 10-Q Fiscal Quarter Ended November 1, 2008 Filed December 11, 2008 Response Letter Dated March 2, 2009 File No. 1-12552
Dear Ms. Jenkins:
     This letter is being submitted by The Talbots, Inc. (the “Company”) in response to your letter dated March 23, 2009 regarding the Company’s Form 10-Q for the fiscal quarter ended November 1, 2008. The items below correspond to the matters raised in your letter. The question raised by the Commission has been repeated, with the Company’s response immediately following.
Form 10-Q for fiscal quarter ended November 1, 2008
Note 5. Goodwill and Intangible Assets, page 10
1. We note from your response to comment 4 of our letter dated January 29, 2009, that you will expand your discussion of critical accounting policies regarding impairment of goodwill and other intangible assets to quantify the sensitivity of your estimates to change based on other outcomes that are reasonable likely to occur and would have a material effect on your financial statements. Please provide us with the text that you intend to include in future filings.
     Response:
     In future filings we will include text similar to the following. As we are currently in the process of drafting our 2008 Form 10-K, we have removed all number references.
     Impairment of Goodwill and Other Intangible Assets. We test our goodwill for impairment using a fair value approach at the reporting unit level on an annual basis, or more frequently if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. We have elected the first day of each fiscal year as our measurement date.
     The goodwill impairment test is a two-step impairment test. In the first step, we compare the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not

Ms. Tia Jenkins
United States Securities and Exchange Commission
March 31, 2009

impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. The activities in the second step include valuing the tangible and intangible assets and liabilities of the impaired reporting unit based on their fair value and determining the fair value of the impaired reporting unit’s goodwill based upon the residual of the summed identified tangible and intangible assets and liabilities.
     In performing our impairment tests related to goodwill, we determine the fair value of our reporting units using a combination of a discounted cash flow approach and a market value approach. The discounted cash flow approach uses a reporting unit’s projections of estimated operating results and cash flows and applies a weighted-average cost of capital that reflects current market conditions. A key assumption in our fair value estimate is the weighted average cost of capital used for discounting our cash flow projections. We believe the rate we used is consistent with the risks inherent in our business and with the retail industry. The market value approach estimates fair value by applying cash flow multiples to the reporting unit’s operating performance. The multiples are derived from comparable publicly traded companies with similar operating characteristics of the reporting units. The evaluation of goodwill requires us to use significant judgments and estimates, including but not limited to market multiples, projected future revenues and expenses, changes in gross margins, cash flows, and estimates of future capital expenditures. Our estimates may differ from actual results due to, among other things, economic conditions, changes to our business model, or changes in operating performance. Significant differences between these estimates and actual results could result in future impairment charges and could materially affect our future financial results. See footnote X in our consolidated financial statements for a discussion of impairment charges taken related to our goodwill during 2008 and 2007.
     We have performed a sensitivity analysis on our significant assumptions and determined that a negative change in our assumptions, as follows, would not have resulted in a change in conclusion in 2008: 1% increase in the discount rate, 10% decrease in the market approach multiple, 10% decrease in forecasted net income.
     Trademarks that have been determined to have indefinite lives are also not subject to amortization and are reviewed at least annually for potential impairment, as mentioned above. The fair value of our trademarks are estimated and compared to their carrying value. We estimate the fair value of these intangible assets based on an income approach using the relief-from-royalty method. This methodology assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to exploit the related benefits of these types of assets. This approach is dependent on a number of factors, including estimates of future sales, royalty rates in the category of intellectual property, discount rates, and other variables. Significant differences between these estimates and actual results could materially affect our future financial results. See footnote X in our consolidated financial statements for a discussion of impairment charges taken related to our trademarks in 2008 and 2007.

Ms. Tia Jenkins
United States Securities and Exchange Commission
March 31, 2009

     We performed a sensitivity analysis on our significant assumptions and determined that a negative change in our assumptions, as follows, would have resulted in the following additional impairment charges in 2008:

Additional impairment charge
1% increase in discount rate	XX
50 basis point decrease in royalty rate	XX
1% decrease in revenue growth rate	XX
     As our industry continues to be materially impacted by the deterioration of the U.S. economic environment and we believe the effects will continue into 2009, we may be required to perform additional interim tests of impairment on our goodwill and intangible assets which may result in significant charges.
     If you would like further clarification on the foregoing response or have any additional comments, please contact me at (781) 741-7850.
     In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

Sincerely,
/s/ Michael Scarpa
Michael Scarpa
Chief Operating Officer and Chief Financial Officer